1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

January 9, 2020

VIA EDGAR

Samantha A. Brutlag

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 2,225

Dear Ms. Brutlag:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,225 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares ESG MSCI EM Leaders ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on December 23, 2019 and January 7, 2020. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1:    Please provide the Staff with a completed fee table and cost example at least one week before effectiveness.

Response:    As requested, the Trust has provided a completed fee table and cost example at least one week prior to the filing becoming effective.

Comment 2:    The Principal Investment Strategies section of the Prospectus provides that “Companies involved in very serious business controversies based on scores assigned by MSCI ESG Research are also excluded. MSCI ESG Research defines a controversy as an instance or ongoing situation in which company operations and/or products allegedly have a negative environmental, social and/or governance impact. Each controversy case is assessed for the severity of its impact on society.” Please add an example of a serious business controversy to the summary prospectus disclosure.

Securities and Exchange Commission

January 9, 2020

Response:    As an example of a serious business controversy, MSCI ESG Research has deemed the involvement of Petroleo Brasileiro S.A. in a high-profile investigation by Brazilian federal authorities over an alleged eight-year large-scale bribery, corruption, and money laundering scheme. The Trust, however, believes that adding such a specific example of a serious controversy has the potential to confuse investors as the assessments of those controversies are very fact dependent and situations can be dissimilar. For this reason, the Trust respectfully declines to make the proposed change to avoid such confusion.

Comment 3:     Please provide a list of countries that is considered emerging markets.

Response:    The Trust has supplementally provided a list of countries considered emerging markets by the Index Provider. The list of countries has also been added to the Fund’s Statement of Additional Information (“SAI”).

Comment 4:    The Staff notes that the Principal Investment Strategies section of the Prospectus provides that the Underlying Index may include large- or mid-capitalization companies, but only risk disclosure relating to investing in large-capitalization companies is included in the summary prospectus and “A Further Discussion of Principal Risks” section of the Prospectus. Please include risk disclosure relating to investing in mid-capitalization companies in the Summary Prospectus and “A Further Discussion of Principal Risks” section of the Prospectus.

Response:    The Trust respectfully notes that while the Fund has the ability to invest in large- or mid-capitalization companies as stated in the Principal Investment Strategies section of the Prospectus, risk disclosure relating to investing in mid-capitalization companies will only be included in the Fund’s summary prospectus and “A Further Discussion of Principal Risks” section of the Prospectus to the extent that such companies are a principal risk of the Fund. To clarify the Principal Investment Strategies section of the Prospectus, the Trust has added a sentence stating that as of the applicable date, the Fund does not have principal exposure to mid-capitalization companies.

Comment 5:    The Staff notes that “ESG” is included in the Fund’s name. Please confirm that at least 80% of the Fund’s assets will be invested in securities exhibiting strong environmental, social and governance (“ESG”) characteristics.

Response:    While the Trust believes that the term “ESG” in the Fund’s name invokes the investment strategy of the Fund, rather than a specific type of investment, and therefore does not subject the Fund to the requirement to invest at least 80% of its assets in securities evaluated for favorable ESG practices, the Trust confirms that the Underlying Index is designed to reflect the equity performance of emerging market companies with favorable ESG characteristics (as determined by MSCI ESG Research) and the Fund will generally invest at least 90% of its assets in the component securities of the Underlying Index and in investments that have economic characteristics that are substantially identical to the component securities of the Underlying Index.

Comment 6:    Please disclose in the Prospectus the rebalancing and reconstitution process of the Underlying Index and the number of index components (a range is acceptable).

Securities and Exchange Commission

January 9, 2020

Response:    The Trust has added the number of index components as of the applicable date and the following sentence to the Prospectus: “The Underlying Index is reviewed annually in May to coincide with the semi-annual review of the Parent Index.”

With respect to disclosure of the rebalancing and reconstitution process of the Underlying Index, the Trust also notes that the “Construction and Maintenance of the Underlying Index” section of the SAI provides the following additional information:

“The Underlying Index is reviewed annually in May to coincide with the semi-annual review of the Parent Index. Any resulting changes are implemented at the end of May. Existing constituents remain eligible where the constituent has an ESG rating of “BB” or higher, a MSCI Controversies Score of 1 or higher and remains eligible pursuant to the business involvement criteria outlined above. At QIRs, constituents may be removed based on the same eligibility criteria as the SAIR in May and constituents are added as necessary to maintain a minimum of 45% sector coverage of the Parent Index. No constituents are removed between QIRs due to ESG rating downgrades, changes in the MSCI Controversies Score, or changes in business involvement.”

Comment 7:    The Staff notes that the principal risk factors are in alphabetical order. Please reorder the principal risk factors so that they are based on the level of risk. The level of risk should be based on impact to the Fund’s net asset value, yield and total return. After listing the most significant risks, the rest may be alphabetized.

Response:    The Trust has reordered the principal risk factors in both the summary and statutory prospectus so that the six most significant risks to the Fund, based on the currently expected impact to the Fund’s net asset value and the name of the Fund, are listed first. The remainder of the principal risks of the Fund remain alphabetized. The order of the risk factors may not reflect the risks actually experienced by investors from investing in the Fund as the relative risks of market, political or other areas are always changing and are difficult to predict.

Comment 8:    Please consider adding language to the Principal Investment Strategies section of the Prospectus that the Fund is non-diversified.

Response:    The Trust respectfully notes that the Fund’s non-diversified status is disclosed in the Non-Diversification Risk factors on pages S-8 and 14 of the Prospectus and on page 3 of the SAI. The Trust believes that being non-diversified is not a strategy of the Fund and thus the current disclosure is appropriate.

Comment 9:    The Staff notes that “Risk of Investing in China” and “Risk of Investing in Russia” are listed as principal risks of the Fund. If the Fund will be investing in these countries as part of its principal investment strategy, please also discuss in the Principal Investment Strategies section of the Prospectus.

Response:    The Trust confirms that the Underlying Index is not specifically designed to track the performance of securities in any one country within the eligible universe. The “Risk of Investing in Russia” and “Risk of Investing in China” are disclosed as principal risks of the Fund

Securities and Exchange Commission

January 9, 2020

due to the Underlying Index’s current level of exposure to securities of Chinese and Russian companies which are likely to change over time as noted in the Principal Investment Strategies. As a result, the Trust respectfully declines to add disclosure that investing in China and Russia are principal investment strategies of the Fund.

Comment 10:    The Staff notes that “Non-U.S. Securities Risk” in the Summary Prospectus provides that the Fund “is specifically exposed to Asian Economic Risk.” Please consider adding “Asian Economic Risk” to the “Summary of Principal Risks” section of the Prospectus and discussing it under the Principal Investment Strategies section of the Prospectus, if the Fund considers investing in Asian economies to be a principal investment strategy of the Fund.

Response:    Please see the Trust’s responses to Comment 9 and 11.

Comment 11:     The Staff notes that certain risk factors listed under “A Further Discussion of Principal Risks” section of the Prospectus do not appear in the “Summary of Principal Risks” section of the summary prospectus, such as “Asian Economic Risk”, “European Economic Risk” and “U.S. Economic Risk”. Please ensure the summary prospectus includes all principal risk factors.

Response:     The Trust respectfully notes that, while “Asian Economic Risk”, “European Economic Risk” and “U.S. Economic Risk” are currently identified under the risks titled “Non-U.S. Securities Risk” and/or “Reliance on Trading Partners Risk” in the summary prospectus, the Trust does not consider the risks themselves to merit separate sections. They are subsumed within “Non-U.S. Securities Risk” and “Reliance on Trading Partners Risk.” Additional disclosure is provided in the “A Further Discussion of Principal Risks” section of the statutory prospectus to provide additional context for “Non-U.S. Securities Risk” and “Reliance on Trading Partners Risk.” As noted above, the Underlying Index’s exposure to any one country or region will change over time. The Trust also respectfully notes that “Risk of Investing in China” is included as a principal risk, as the Underlying Index currently allocates a substantial portion to the Asian country and the “Risk of Investing in China” in the Summary of Principal Risks section discloses that the Chinese economy may be adversely impacted by a downturn in any of the economies of its key trading partners.

Comment 12:     The Staff notes that the “Management” section of the Prospectus states that “Ms. Aguirre, Ms. Hsui, Mr. Mason, Mr. Savage and Ms. Whitelaw have been Portfolio Managers of the Fund since inception.” Please provide the year of inception.

Response:     The requested change has been made.

As discussed with the Staff, the Trust confirms that certain information regarding the Trust’s trustees found in the SAI will be updated in the Fund’s filing pursuant to Rule 497 under the Securities Act, currently scheduled to be filed on or around January 17, 2020.

****

Securities and Exchange Commission

January 9, 2020

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Nick Cordell

Michael Gung

Nicole Hwang

George Rafal

Jaeyoung Choi